INDONESIAN BASED INTEGRATED MEDIA COMPANY TO PURCHASE STAKE IN LINKTONE

SHANGHAI, China, November 28, 2007 — Linktone Ltd. (Nasdaq: LTON), a leading provider of interactive media and entertainment products and services to consumers in China, announced today that it has entered into a definitive agreement with PT Media Nusantara Citra (“MNC”), an Indonesia based, publicly-listed integrated media company, under which MNC will purchase not less than 51% of Linktone’s outstanding shares using a combination of a tender offer for existing American Depositary Shares (“ADSs”) and subscription for newly issued ordinary shares. The price offered by MNC is US$0.38 per ordinary share (or US$3.80 per ADS), representing a 53.8% premium over Linktone’s closing price of US$2.47 per ADS on November 27, 2007. MNC is the largest and only integrated media company in Indonesia with business operations in content production, content distribution worldwide, free-to-air television networks, 24-hour program TV channels, newspaper, tabloid, radio networks and online media.

The tender offer will be to purchase up to 6.0MM ADSs, representing 60.0MM ordinary shares, or approximately 25% of the total shares outstanding. MNC will subscribe for up to 252.0MM ordinary shares but not less than 180.0MM ordinary shares, representing not less than 51% of total shares outstanding at the close of the subscription and tender offer. Again, both the tender offer and subscription have the same price of US$0.38 per ordinary share (or US$3.80 per ADS).

MNC will finance the transaction using cash reserves. The transaction, including the launching of a tender offer, is subject to approval by Linktone shareholders, and is subject to other customary closing conditions including approval by government and regulatory authorities. The transaction is expected to close in the first quarter of 2008.

Mr. Michael Li, Chief Executive Officer, commented, “This strategic transaction represents a milestone in our Company’s development. The increases to our cash balances will enable aggressive execution and implementation of our cross media strategy. Together, our companies will have a major opportunity to pursue advertising and WVAS cross selling initiatives both in China and other Asian countries. MNC has built a strong integrated media platform, and Linktone’s distribution channels combined with its wireless customer base offers a strong value proposition for MNC.”

Mr. Hary Tanoesoedibjo, Group CEO of MNC said, “Linktone, as a strategic partner, represents a highly attractive value proposition for MNC, and MNC is committed to transforming Linktone into a leading, diversified regional media player for three key reasons. Firstly, we believe the Chinese media market has many similarities to emerging markets, such as Indonesia, in terms of the level of fragmentation, but more importantly, in terms of the enormous potential for development and growth. We have identified a number of areas where we can leverage our own experience and relationships to drive content and advertising sales, enabling Linktone to capture a leadership position in one of the most important media markets in the world. Secondly, Linktone’s advanced capabilities in mobile content provide a strong platform for MNC to establish a dominant position in the WVAS sector in Indonesia and an ability to expand into ‘new media’ market opportunities throughout Asia. Finally, we believe that this partnership represents not only a compelling cross-media platform, but one of the first genuinely credible efforts to create a regional cross-media player in some of the most exciting markets in Asia.”

About Linktone Ltd.

Linktone Ltd. is one of the leading providers of wireless interactive entertainment services to consumers and advertising services to enterprises in China. Linktone provides a diverse portfolio of services to wireless consumers and corporate customers, with a particular focus on media, entertainment and communications. These services are promoted through the Company’s and our partners cross-media platform which merges traditional and new media marketing channels, and through the networks of the mobile operators in China. Through in-house development and alliances with international and local branded content partners, the Company develops, aggregates, and distributes innovative and engaging products to maximize the breadth, quality and diversity of its offerings.
For more information, please visit www.linktone.com, or contact Edward Liu at Edward.liu@linktone.com

ABOUT MEDIA NUSANTARA CITRA TBK
With operations encompassing from content production, content distribution, nationwide television networks, television program channels, newspaper, tabloid, and radio networks, MNC is the largest and only integrated media company in Indonesia. Future development will include acquisition and consolidation of Pay TV business to complement our content distribution activities. Our content library is the largest in Indonesia, comprising of entertainment and news content, which is increasing by more than 10,000 hours yearly. These contents are being accumulated from in-house productions, outsourced and from the operations of our multi-media platforms.
For more information, please visit www.mncgroup.com or contact David Audy at david.audy@mncgroup.com

JOINT CONFERENCE CALL

Linktone management plans to host a conference call to discuss its third quarter 2007 financial results and discuss the Company’s latest press release regarding a strategic investment by Media Nusantara Citra “MNC” at 9:30 a.m. Eastern Time on November 28, 2007 (6:30 a.m. Pacific Time on November 28, 2007 and 10:30 p.m. Beijing/Hong Kong Time on November 28, 2007). The dial-in number for the call is 800-240-2430 for U.S. callers and 303-262-2140 for international callers. Chief Executive Officer Michael Li and Chief Financial Officer Colin Sung will be on the call to discuss the quarterly results and highlights and to answer questions from participants. A replay of the call will be available through December 11, 2007. To access the replay, U.S. callers should dial 800- 405-2236 and enter passcode 11103658#; international callers should dial 303- 590-3000 and enter the same passcode.

NOTICE TO INVESTORS:
This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities by any person. The offer for the outstanding shares of Linktone described in this announcement has not commenced. Any offers to purchase or solicitations of offers to sell will be required to be made pursuant to offer documents filed with the U.S. Securities and Exchange Commission (the “SEC”) in accordance with U.S. securities laws.

The offer documents required under U.S. laws, including Linktone’s recommendation statement, will contain important information, and shareholders and potential investors are urged to read them carefully when they become available before making any decision with respect to any offer. Those materials will be made available to all shareholders of Linktone at no expense to them on the SEC’s website (http://www.sec.gov).

FORWARD-LOOKING STATEMENTS

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: current or future changes in the policies of the PRC Ministry of Information Industry and the mobile operators in China or in the manner in which the operators enforce such policies; the risk that other changes in Chinese laws and regulations, or in application thereof by other relevant PRC governmental authorities, could adversely affect Linktone’s financial condition and results of operations; the risk that Linktone will not be able to compete effectively in the wireless value-added services market in China for whatever reason, including competition from other service providers or penalties or suspensions for violations of the policies of the mobile operators in China; the risk that Linktone will not be able to develop and effectively market innovative services; the risk that Linktone will not be able to effectively control its operating expenses in future periods or make expenditures that effectively differentiate Linktone’s services and brand; and the risks outlined in Linktone’s filings with the Securities and Exchange Commission, including its registration statement on Form F-1 and annual report on Form 20-F. Linktone does not undertake any obligation to update this forward-looking information, except as required under applicable law.

Investor Relations
Edward Liu Linktone Ltd. Tel: 86-21-6361-1583 Email: edward.liu@linktone.com	Brandi Piacente The Piacente Group, Inc. Tel: 212-481-2050 Email: brandi@thepiacentegroup.com